Exhibit 99.1

Lifeway Foods® Announces Record-Breaking Fourth Quarter and Monumental Full Year 2023 Results

Record annual net sales of $160.1 million; up 13.1% year-over-year

17th consecutive quarter of year-over-year growth

Delivers 760 basis points of annual gross profit margin expansion

Morton Grove, IL — March 20, 2024 — Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), a leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the fourth quarter and full year ended December 31, 2023.

“I am pleased to report another outstanding year for Lifeway Foods, highlighted by our record-breaking annual net sales, and driven by volume growth in our flagship Lifeway drinkable kefir,” commented Julie Smolyansky, President and Chief Executive Officer of Lifeway Foods. “Our exceptional results in 2023 culminated with our highest ever quarterly net sales of $42.1 million in the fourth quarter, our 17th consecutive quarter of year-over-year growth. Our volume growth throughout the year is a testament to the steadfast loyalty of our expanding customer base. It is also a product of the effectiveness of our strategic sales and marketing investments at driving velocities in our core products and capturing additional consumers seeking premium, healthy offerings. Our profitability improvements for the year were significant across all of our key metrics, including gross profit margin and net income, guided by our strong operational execution and aided by favorable milk pricing. We are well positioned to build on this momentum in 2024, and plan to continue reinvesting in our core products to drive brand exposure and further growth. I would like to thank the entire Lifeway team, including our customers and retail partners, for helping us deliver these excellent results for 2023.”

Full Year 2023 Results

Net sales were $160.1 million for the year ended December 31, 2023, an increase of $18.6 million or 13.1% versus prior year. The net sales increase was primarily driven by higher volumes of our branded drinkable kefir, and to a lesser extent the impact of price increases implemented during the fourth quarter of 2022.

Gross profit as a percentage of net sales increased to 26.5% for the year ended December 31, 2023 from 18.9% during the same period in 2022. The 760-basis point increase versus the prior year was primarily due to the higher volumes of Lifeway branded products and the favorable impact of milk pricing, and to a lesser extent the price increases implemented during the fourth quarter of 2022 and decreased transportation costs.

Selling, general and administrative expenses as a percentage of net sales were 15.6% for the year ended December 31, 2023, compared to 16.9% in the prior year.

The Company reported net income of $11.4 million or $0.77 per basic and $0.75 per diluted common share for the year ended December 31, 2023 compared to net income of $0.9 million or $0.06 per basic and diluted common share during the same period in 2022.

1

Conference Call and Webcast

A pre-recorded conference call and webcast with Julie Smolyansky discussing these results with additional comments and details is available through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/ and will also be available for replay.

About Lifeway Foods, Inc.
Lifeway Foods, Inc., which has been recognized as one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces a variety of cheeses and a ProBugs line for kids. Lifeway’s tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland and France. Learn how Lifeway is good for more than just you at lifewayfoods.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “continue,” “build,” “future,” “increase,” “drive,” “believe,” “look,” “ahead,” “confident,” “deliver,” “outlook,” “expect,” and “predict.” Other examples of forward-looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Media:
Derek Miller
Vice President of Communications, Lifeway Foods
Email: derekm@lifeway.net

General inquiries:
Lifeway Foods, Inc.
Phone: 847-967-1010
Email: info@lifeway.net

2

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2023 and 2022

(In thousands)

	December 31,
	2023	2022
Current assets
Cash and cash equivalents	$13,198	$4,444
Accounts receivable, net of allowance for credit losses and discounts & allowances of $1,270 and $1,820 at December 31, 2023 and 2022, respectively	13,875	11,414
Inventories, net	9,104	9,631
Prepaid expenses and other current assets	2,019	1,445
Refundable income taxes	–	44
Total current assets	38,196	26,978

Property, plant and equipment, net	22,764	20,905
Operating lease right-of use asset	192	174
Goodwill	11,704	11,704
Intangible assets, net	6,898	7,438
Other assets	1,900	1,800
Total assets	$81,654	$68,999

Current liabilities
Current portion of note payable	$1,250	$1,250
Accounts payable	9,976	7,979
Accrued expenses	4,916	3,813
Accrued income taxes	474	–
Total current liabilities	16,616	13,042

Line of credit	–	2,777
Note payable	1,483	2,477
Operating lease liabilities	118	104
Deferred income taxes, net	3,001	3,029
Total liabilities	21,218	21,429

Commitments and contingencies (Note 9)

Stockholders’ equity
Preferred stock, no par value; 2,500 shares authorized; none issued	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 14,691 and 14,645 shares outstanding at 2023 and 2022	6,509	6,509
Paid-in capital	4,825	3,624
Treasury stock, at cost	(16,695)	(16,993)
Retained earnings	65,797	54,430
Total stockholders’ equity	60,436	47,570

Total liabilities and stockholders’ equity	$81,654	$68,999

3

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three months and twelve months ended December 31, 2023 and 2022

(In thousands, except per share data)

	Three Months Ended December 31,		Twelve months Ended December 31,
	2023	2022	2023	2022

Net sales	$42,093	$35,838	$160,123	$141,568

Cost of goods sold	29,632	27,318	115,060	112,350
Depreciation expense	669	599	2,622	2,432
Total cost of goods sold	30,301	27,917	117,682	114,782

Gross profit	11,792	7,921	42,441	26,786

Selling expenses	2,802	2,777	11,776	11,304
General and administrative	3,102	3,047	13,130	12,593
Amortization expense	135	135	540	540
Total operating expenses	6,039	5,959	25,446	24,437

Income from operations	5,753	1,962	16,995	2,349

Other income (expense):
Interest expense	(62)	(96)	(384)	(267)
Gain (loss) on sale of property and equipment	1	(241)	34	(241)
Other income (expense)	5	10	4	–
Total other income (expense)	(56)	(327)	(346)	(508)

Income before provision for income taxes	5,697	1,635	16,649	1,841

Provision for income taxes	1,728	919	5,282	917

Net income	$3,969	$716	$11,367	$924

Net earnings per common share:
Basic	$0.27	$0.05	$0.77	$0.06
Diluted	$0.26	$0.05	$0.75	$0.06

Weighted average common shares outstanding:
Basic	14,691	15,199	14,667	15,396
Diluted	15,174	15,557	15,103	15,718

4

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023 and 2022

(In thousands)

	2023	2022

Cash flows from operating activities:
Net income	$11,367	$924
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	3,162	2,972
Non-cash interest expense	6	6
Bad debt expense	2	–
Deferred revenue	–	(28)
Stock-based compensation	1,497	1,109
Deferred income taxes	(28)	(172)
(Gain) loss on sale of property and equipment	(34)	241
(Increase) decrease in operating assets:
Accounts receivable	(2,463)	(1,483)
Inventories	527	(1,345)
Prepaid expenses and other current assets	(574)	(191)
Refundable income taxes	44	300
Increase (decrease) in operating liabilities:
Accounts payable	1,859	1,945
Accrued expenses	1,102	434
Accrued income taxes	474	(725)
Net cash provided by operating activities	16,941	3,987

Cash flows from investing activities:
Purchases of property and equipment	(4,351)	(3,449)
Proceeds from sale of equipment	41	–
Acquisition, net of cash acquired	–	(580)
Purchase of investments	(100)	–
Net cash used in investing activities	(4,410)	(4,029)

Cash flows from financing activities:
Repayment of line of credit	(2,777)	–
Repayment of note payable	(1,000)	(750)
Purchase of treasury stock	–	(3,997)
Net cash used in financing activities	(3,777)	(4,747)

Net increase (decrease) in cash and cash equivalents	8,754	(4,789)
Cash and cash equivalents at the beginning of the period	4,444	9,233
Cash and cash equivalents at the end of the period	$13,198	$4,444

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$4,792	$1,121
Cash paid for interest	$415	$247
Non-cash investing activities
Accrued purchase of property and equipment	$137	$424
Right-of-use assets obtained in exchange for lease obligations	$94	$83

5